Megan N. Gates | 617 348 4443 | mngates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

May 20, 2015

VIA EDGAR & Overnight Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso

Re:	NeuroMetrix, Inc.

Amendment No. 12 to Registration Statement on Form S-1

Filed May 20, 2015

File No. 333-188133

Mr. Mancuso:

In connection with the above-referenced Amendment No. 12 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by NeuroMetrix, Inc. (the “Company”), and in response to comments (the “Comment Letters”) that the Company previously received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company hereby supplementally confirms to the Staff the following:

•	As previously requested in the Staff’s Comment Letters, the Company has filed the form of Repurchase and Forfeiture Agreement with the Registration Statement.

•	As previously requested in the Staff’s Comment Letters, the Company has filed a revised legal opinion as Exhibit 5.1 (the “Legal Opinion”) with the Registration Statement that does not condition the opinion on the filing of a certificate of designation. Additionally, the Legal Opinion clarifies that the Share Purchase Rights (as defined therein) will attach to shares of the Company’s Common Stock (as defined therein) only upon conversion of the Preferred Shares (as defined therein) into Common Stock and exercise of the Warrants (as defined therein) for Common Stock.

Sincerely,

/s/ Megan N. Gates
Megan N. Gates

cc:	Securities and Exchange Commission

Tom Jones

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

May 20, 2015

NeuroMetrix, Inc.
Shai N. Gozani, M.D., Ph.D.
Thomas T. Higgins

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Garrett M. Winslow
Andrea J. Paul

McGuireWoods LLP
Stephen E. Older
David S. Wolpa

PricewaterhouseCoopers LLP
John J. Coffey